Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

September 30, 2016 (unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$7,302
Reconciling items:
zulily net assets	(1,686)
LINT put option obligations	5
LINT LLC Net Assets	$5,621

Liberty Interactive Corporation Net Earnings	$944
Reconciling items:
zulily net (earnings) loss	85
General and administrative expenses	5
Liberty Interactive LLC Net Earnings	$1,034